CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 32)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2007
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)
























CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		1000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				1000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		1000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		6000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				6000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		6000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		120,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,889
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,889
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 21)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership (?SMPOF?), Santa Monica Partners II, a Delaware limited partnership (?SMPII?), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII (?SMPAM?), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On April 13, 2007, Santa Monica Partners, L.P. submitted a letter to the Board of Directors of the ?Issuer?. Such release of April 13, 2007 is annexed hereto as Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of April 13, 2007: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,889 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 114,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 1,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 120,689 Shares and sole dispositive power over 130,889 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

No change

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

April 13, 2007 Santa Monica Partners, L.P. submitted a letter to some shareholders of the ?Issuer?.

Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated April 13, 2007.


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, New York 10538
Tel: 914.833.0875 ~ Fax: 914.833.1068
info@smplp.com

Lawrence J. Goldstein
Joshua M. Eudowe


Friday the 13th of April, 2007

Warwick Valley Telephone Company Board of Directors
Ms. Kelly C. Bloss
Mr. Jeffrey D. Alario
Mr. Wisner H. Buckbee
Mr. Philip S. Demarest
Mr. Robert J. DeValentino
Mr. Herb Gareiss, Jr.
Mr. Thomas H. Gray
Mr. Douglas J. Mello
Mr. Joseph J. Morrow

WVT Communications
47 Main Street
Warwick, New York 10990


Dear Member of the Board:

Today is Friday the13th. Many believe it to be a very unlucky date. For Warwick Valley Telephone Company shareholders who as I may have just received and read the Warwick 2007 Proxy statement with all of its revelations, all of us are finding out just how very unlucky we are to have all of you on the Board of Directors representing we shareholders.

Just look what you had to say.

1- On Executive Compensation

What appears on Page 16 of the current proxy really stood out:

To refresh your memories it reads as follows: On May
11, 2006, the company entered into retention
agreements with the president and the chief financial
officer" etc.
..
Condition (b) was that a $200,000 payment would be made to each of these gentlemen, Mr. Gareiss and Mr.
Cutler, upon "the termination of the engagement of the financial advisor".

On November 9, 2006 the board concluded its exploration of the company's strategic options and terminated the engagement of its financial adviser, triggering the payment of the $200,000 retention award to each of the president and the chief financial officer.

How do you justify paying $400,000 to the two gentlemen just because the board of directors asked an adviser for advice, chose not to take any of the advice, fired the adviser, and allowed Mr. Gareiss and Mr. Cutler, to carry on running the company, as usual?
The reason for a retention agreement award to a member of management is to make certain he remains available to the Company and to compensate him in the event of a sale or merger of the Company, which is what you agree to in clause (a).

Since there was no sale or merger of either company or its interest in the OCP, what was the purpose of your agreeing to pay and in fact paying $400,000 to these two gentlemen?

By the way, in a wonderful display of gratitude for being paid $200,000 for absolutely no reason, less than a month later CFO Michael Cutler actually quit, on December 1, 2006, once he had our money in his pocket.

Adding further insult to injury, on December 11, 2006, just 10 days after Mr. Cutler quit, CEO Herb Gareiss announced that he too would quit as chief executive officer and President effective January 31, 2007, and he, just like Mr. Cutler, after taking our money, quit he did.

If this action didn't add up to a slap in the face of board members, and at a $400,000 cost to shareholders, what does?

If you and the other board members choose to respond to all of this with deafening silence, let me assure you your words will be heard even more loudly than your totally outrageous actions in paying two executives $400,000 to do the jobs they were already been paid a fair salary to do and who then said "thank you board" and promptly quit.

And here we are five and six months later, and the company has no permanent executive management.

There can be no excuse for the board's unbelievably terrible actions, but it would be nice if we might at least heard ?I'm sorry".

However, when reading on in the proxy one sees clearly that ?sorry? must be the furthest thing from your minds. In fact, it looks like it is ?thanks? that you want. Indeed, what we see is that you are thanking of only yourselves, patting yourselves on the back, and rewarding yourselves -- very handsomely.

2- On Your Compensation

We now see in the proxy that the Board just voted to TRIPLE its basic annual compensation in 2007 versus last year 2006, and pay yourselves nearly 3 1/2 times what you paid yourselves in 2005.

How do you justify any increase at all, let alone this whopping, huge, increase, in light of the following five year operating and stock performance?

  OPERATING PERFORMANCE
 --- $millions ---

	2002	2003	2004	2005	2006

Net sales	27.70	28.65	27.68	27.34	25.24
Operating Inc	5.27	3.18	1.11	(2.95)	(3.79)


Year end Closing Stock Price

YTD 2007	$15.83 (Latest)
2006	$17.74
2005	$19.09
2004	$22.53
2003	$29.59



3- Concessions to Directors who live near Warwick

On Page 20 of the Proxy we see revealed the lengths and extent the now very well paid directors who live locally will go to in order to extract petty concessions to save a buck on phone, internet and TV service which shareholders and employees must pay cash for.

Demarest grabbed free a service benefit and the Company lost revenues amounting to $952 last year and DeValintino $599. Corinna Lewis who is now gone got
$970, Knipp unbelievably got $1,801 worth of free service. Hemust talk a lot or watch computer monitor or TV screens all day? And Herb Gareiss took $1,573 worth of free service for himself because he probably couldn?t get along on just his $456,216 in pay last year and because he had so much free time to talk, watch TV and use his computer at home, which of course clearly showed up in that under his leadership the Company has been posting operating losses the past several years..

I repeat, you can choose to respond to all of this with deafening silence, but I hasten to assure you your words will be heard even more loudly than your totally outrageous actions. ?I'm sorry" would be a beginning, to show you can take responsibility for your shareholder unfriendly acts. Continued milking of the company until it is dry will be seen and proven by your actions as your objective by shareholders to whom you will eventually have to fully answer to.



Sincerely,


Lawrence J. Goldstein, President


Exhibit 2:

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ?Statement?) to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: April 13, 2007

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: April 13, 2007

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: April 13, 2007

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President